UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jazz Pharmaceuticals, Inc.

File No. 333-141164 - CF#34938

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Jazz Pharmaceuticals Public Limited Company (successor to Jazz Pharmaceuticals, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information Jazz Pharmaceuticals, Inc. excluded from the Exhibits to a Form S-1 filed on March 9, 2007, as amended.

Based on representations by Jazz Pharmaceuticals Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.41   through March 27, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary